                                                           File No.  70-
                                                                        --------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U-1
                           --------------------------

                               Application Under
                 The Public Utility Holding Company Act of 1935

                           -------------------------

                                  Enron Corp.
                               1400 Smith Street
                           Houston, Texas 77002-7361

                   (Name of company filing this statement and
                    address of principal executive offices)
                            ------------------------

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                            ------------------------

                                  Kate B. Cole
                              Assistant Secretary
                                  Enron Corp.
                               1400 Smith Street
                           Houston, Texas 77002-7361

                  (Names and addresses of agents for service)

                           --------------------------

The Commission is also requested to send copies of any communications in connection with this matter to:

Robert D. Eickenroht                    Joanne Rutkowski
Assistant General Counsel               LeBoeuf, Lamb, Greene & MacRae,
Enron Corp.                             L.L.P.
1400 Smith Street, E.B. 4859            1875 Connecticut Avenue, N.W.
Houston, Texas  77002-7361              Washington, D.C  20009-5728

                               TABLE OF CONTENTS

Item 1.       Description of Proposed Transaction
Item 2.       Fees, Commissions and Expenses
Item 3.       Applicable Statutory Provisions
Item 4.       Regulatory Approval
Item 5.       Procedure
Item 6.       Exhibits and Financial Statements
Item 7.       Information as to Environmental Effects

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

             Enron Corp. ("Enron"), a public-utility holding company that is exempt from registration pursuant to Rule 2 under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), is seeking an order of the United States Securities and Exchange Commission ("Commission") finding that Enron is exempt from all provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(3) or, in the alternative,
Section 3(a)(5) of the Act.(1)

         A.       Background

                  1.       Enron Corp.

                  Enron is one of the world's leading electricity, natural gas and communications companies. The company, which owns approximately $34 billion in energy and communications assets, produces electricity, develops, constructs and operates energy facilities worldwide, delivers physical commodities and financial and risk management services to customers around the world and is developing an intelligent network platform to facilitate online business. Enron operates through three principal business units: (1) Transportation and Distribution; (2) Wholesale Energy Operations (including broadband services); and (3) Retail Energy Services.

                  Transportation and Distribution - This group includes Portland General Electric Company ("Portland General") and Enron's Gas Pipeline Group. The Gas Pipeline Group operates a 32,000-mile interstate natural gas pipeline network, with access to every major gas supply basin in North America. The network directly serves customers in 21 states.

                  Wholesale Energy Operations - Enron's wholesale group consists of two primary lines of business: Commodity Sales and Services (marketing energy commodities and services and managing the associated contract portfolios) and Energy Assets and Investments (investing in, developing, constructing and operating energy and other assets). Enron is the largest supplier of electricity and natural gas in North America. Enron also operates extensively in the wholesale electricity markets in Northern Europe and the United Kingdom. In Central America, South America, India, China and other parts of Asia, Enron develops and operates energy infrastructure, including gas pipelines and power plants. Enron's wholesale energy operations and services business is conducted principally through Enron North America.

------------------------
(1)
  Enron, which is currently exempt pursuant to Rule 2 under Section 3(a)(1) of the Act, will undertake to continue to file a Form U-3A-2 during the pendency of this application or until Portland General is divested.

                  Retail Energy Services - Enron offers comprehensive products to reduce energy costs for business customers throughout the United States and Europe. Enron provides energy outsourcing services to industrial and commercial customers. Enron has built strong sales and implementation teams for the energy outsource market and now manages over 16,500 facilities worldwide. Enron's retail energy services are provided principally through Enron Energy Services.

                  Enron also participates in the water and telecommunications industries. Through Azurix, Enron owns and operates water companies in the United Kingdom, Argentina and Mexico. Enron Broadband Services is developing an intelligent fiber optic network platform to facilitate online business in the United States.

                                                                     (2)
          The table below provides selected financial data for Enron:

                                            FOR THE YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------------
                          1999            1998            1997            1996            1995
                          ----            ----            ----            ----            ----
                                                     ($ in millions)
Operating Revenues        40,112         31,260          20,273          13,289           9,189
Net Operating Income         802          1,378              15             690             618
Net Income                   893            703             105             584             520
Total Assets              33,381         29,350          22,552          16,137          13,239


                  Enron is a public utility holding company within the meaning of the 1935 Act, by reason of its ownership of all of the outstanding voting securities of Portland General. As noted above, Enron currently claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act. Enron's stock is listed on the New York, London, Pacific and Chicago Stock Exchanges, and it is a reporting company under the Securities Exchange Act of 1934, as amended.

                  2.       Portland General Electric Company

                  Portland General is Enron's only public-utility subsidiary company. Portland General is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. Portland General's electric distribution system is located within its service territory in Oregon. Portland General serves an area of 3,170 square miles, including 54 incorporated cities, of which Portland and Salem are the largest.

                  Portland General sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. Portland General purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. Portland General purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

------------------------
(2)
   From Enron's Form 10-K filings.

                  Portland General owns wholly or jointly the following generating facilities:


                                                                              PERCENT OF
                                                      NET CAPABILITY          COMPANY'S
    NAME                    LOCATION                       (MW)                INTEREST             FUEL
--------------           --------------               --------------        --------------     --------------

Sullivan                  West Linn, OR                     16                   100.0          Hydro
Faraday                   Estacada, OR                      44                   100.0          Hydro
River Mill                Estacada, OR                      25                   100.0          Hydro
Bull Run                  Bull Run, OR                      22                   100.0          Hydro
Oak Grove                 Three Lynx, OR                    44                   100.0          Hydro
Pelton                    Madras, OR                       108                   100.0          Hydro
North Fork                Estacada, OR                      54                   100.0          Hydro
Round Butte               Madras, OR                       300                   100.0          Hydro
Beaver                    Clatskanie, OR                   500                   100.0          Gas or Oil
Boardman                  Boardman, OR                     529                    65.0          Coal
Colstrip 3&4              Colstrip, MT                   1,480                    20.0          Coal
Coyote Springs            Boardman, OR                     241                   100.0          Gas or Oil

                  Portland General has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to Portland General over the Northwest grid. Portland General owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including Portland General, and California utilities.

                  Portland General also has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                  Portland General is subject to regulation of its retail rates and conditions of service by the Oregon Public Utility Commission ("OPUC"). In addition, the OPUC regulates the issuance of securities and prescribes the system of accounts to be kept by Oregon utilities. Portland General is also subject to the jurisdiction of the FERC with regard to the transmission and sale of wholesale electric energy, licensing of hydroelectric projects and certain other matters. Portland General is decommissioning its Trojan nuclear generating facility, and related activities are subject to regulation by the Nuclear Regulatory Commission and the Oregon Department of Energy.

                                                                         (3)
    The table below provides selected financial data for Portland General:

                                                  FOR THE YEARS ENDED DECEMBER 31,
                              --------------------------------------------------------------------
                              1999            1998            1997            1996            1995
                              ----            ----            ----            ----            ----
                                                         ($ in millions)
Operating Revenues            1,378          1,176           1,416           1,110             982
Net Operating Income            190            200             208             230             201
Net Income                      128            137             126             156              93(4)
Total Assets                  3,167          3,162           3,256           3,398           3,246

                  Enron acquired Portland General on July 1, 1997 by merger with its former parent Portland General Corporation. The acquisition implemented Enron's strategy of participating in the deregulating electric utility industry. Enron's affiliation with Portland General has given it insight and access to new business opportunities in the broader energy industry. For example, Portland General has leveraged its technical competencies into Enron's worldwide operations through projects such as generation, consulting, distribution engineering and due diligence for privatization. As Enron has built a platform for its integrated gas and electricity business in South America, Portland General has provided valuable expertise in evaluating regional electric distribution assets that complement Enron's strategy.

                  On November 8, 1999, Enron and Sierra Pacific Resources ("Sierra Pacific") announced that they had entered into a purchase and sale agreement for Portland General. In a press release issued that day, Kenneth L. Lay, the Chairman and CEO of Enron, explained: "We have been very pleased with the performance of Portland General. However, the rapidly evolving competitive electricity market allows us to deliver commodity services and risk management products to our customers without requiring the ownership of a regulated electric utility." The pending sale of Portland General is the subject of a separate application before the Commission, discussed below.

                  3.       Sale of Portland General to Sierra Pacific

                  Enron has entered into a definitive agreement to sell Portland General to Sierra Pacific for $2.1 billion, comprised of $2.02 billion in cash and the assumption of Enron's approximately $80 million merger payment obligation. Sierra Pacific will also assume $1 billion in Portland General debt and preferred stock. The proposed transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2000.

                  Sierra Pacific is currently an exempt holding company under
Section 3(a)(1) of the Act whose principal subsidiaries are Sierra Pacific Power Company and Nevada Power Company. Combined, the two public-utility companies serve 843,000 electric customers in Nevada and the Lake Tahoe area of California, along with 105,000 natural gas and 67,000 water customers in Reno and Sparks, Nevada. Upon the acquisition of Portland General, Sierra Pacific intends to register under the Act.

------------------------
(3)
   From Portland General's Form 10-K filings

(4)
   Includes a loss of $50 million from regulatory disallowances.

                 Additional information regarding Enron and its subsidiaries, including Portland General, is set forth in the following documents, each of which is incorporated herein by reference:

                  (a) Enron Form U-3A-2, filed with the Commission on February 29, 2000;

                  (b) Enron Form U-3A-2\A, filed with the Commission on March 31, 2000;

                  (c) Enron Annual Report on Form 10-K for year ended December 31, 1999, filed with the Commission on March 30, 2000;

                  (d) Enron Proxy Statement, dated March 28, 2000, filed with the Commission on March 21, 2000;

                  (e) Enron Annual Report to Stockholders for the year ended December 31, 1999; and

                  (f) Portland General Annual Report on Form 10-K for year ended December 31, 1999, filed with the Commission on March 3, 2000.

                  Additional information regarding the sale of Portland General to Sierra Pacific is set forth in the following documents, each of which is incorporated herein by reference:

                  (a) Form U-1 Application or Declaration of Sierra Pacific Resources and Portland General Electric Company (Commission File No. 70-9619), filed February 3, 2000 (the "Merger Application");

                  (b) Form U-1 Application or Declaration of Sierra Pacific Resources and Portland General Electric Company (Commission File No. 70-9621), filed February 3, 2000 (the Service Company Application);

                  (c) Joint Application of Sierra Pacific Power Company, Nevada Power Company and Portland General Electric Company for Authorization and Approval of Acquisition and Indirect Merger, filed March 3, 2000 (the FERC Application).

         B.       Reasons Enron Is Seeking An Alternative Exemption

                  As noted above, Enron is currently exempt by rule pursuant to
Section 3(a)(1). It is seeking alternative relief under Section 3(a)(3) or 3(a)(5) as a means of obtaining relief from the "qualifying facility" or "QF" ownership restrictions under the Public Utility Regulatory Policies Act of 1978 ("PURPA"). Briefly stated, the regulations under PURPA generally limit an electric-utility holding company to no more than 50% equity interest in a QF.(5) To date, the PURPA ownership restrictions have significantly impaired the ability of Enron to participate in competitive auctions of U.S. generating assets. There is, however, an exception (relied upon by AES Corporation) for holding companies that are exempt "by rule or order" under Section 3(a)(3) or 3(a)(5) of the 1935 Act.(6) For the reasons set forth below, Enron believes it is entitled to an order of exemption under either or both sections.

                  It may help to put Enron's concerns in context. Since 1997, entities controlling more than 5,000 MW of QF capacity -- or almost 10% of the nation's entire QF infrastructure -- have undergone changes of control, largely by means of competitive auctions. Enron has been disadvantaged in the great majority of these auctions, either because more than a 50% interest in a QF was being sold, or because the QF was already partially owned by electric utility affiliates. Most auctions to date have involved groups of QFs; although the ownership restrictions may present problems with only a small portion of the assets in a group, sellers typically prefer to transfer ownership in a single transaction, often as a stock sale rather than an asset sale. Thus, Enron has effectively been precluded from participating in auctions even though the QF ownership restrictions would present a problem only with respect to a small part of the assets being sold.

                  The nation's supply of QF generating assets is not expanding. PURPA-related new project development declined with the passage of the Energy Policy Act of 1992, and now has virtually ceased. While there is currently more than 75,000 MW of new capacity under development or construction, all of it will be owned by exempt wholesale generators or regulated utilities. Nonetheless, there is in place today more than 50,000 MW of installed QF capacity, most placed in service between 1982 and 1992, and most financed by long-term, often fixed-price power supply contracts with regulated utilities. As the electricity industry has evolved competitively, these assets have tended to move -- as assets do in deregulation -- to lower-cost, more efficient managers. This process has often involved the restructuring or termination of fixed-price contracts, allowing the assets to be operated in an economical, market-responsive manner. Increasingly, smaller QF operators are selling their projects through auctions to larger companies (including, potentially, Enron) that have the financial capability to accomplish the contract restructurings and to operate the QFs as merchant plants. Enron's goal, in seeking to participate more fully in the auction of QF assets, is to restructure the contracts, thereby reducing the total number of above-market QF contracts and the total stranded costs to be borne by the public as a result of competition.

-------------------
(5)
   A QF cannot be owned by a person that is primarily engaged in the generation or sale of electric power. 16 U.S.C. Section 796(18)(B). The PURPA regulations provide that a facility "shall be considered to be owned by a person primarily engaged in the generation or sale of electric power, if more than 50 percent of the equity interest is held by an electric utility, or utilities, or by an electric utility holding company or companies, or any combination thereof." 18 C.F.R. Section 292.206(b).

(6)
   18 C.F.R. Sections 292.206(c)(1) and (c)(2).

                  Enron either has not participated in these auctions or else withdrew relatively early in the auction process, due in large part to the company's regulatory disadvantages. In the few cases in which Enron has purchased QF interests -- which, to date, has occurred only through negotiated transactions, rather than the competitive auctions that have become the industry's primary method of asset transfer -- Enron has been required to limit its ultimate ownership interest. While Enron has successfully structured some QF purchases using nonutility financial partners, this approach has materially increased the cost of the transactions and accordingly has reduced the degree of cost mitigation that Enron can offer to the utilities and to the public.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

                  See Item 1.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

                  Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

                  Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

                  Legal fees in connection with the preparation of the Application (to be filed by amendment)

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

                  Not applicable.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

                  Section 3 of the Act provides that the Commission upon application shall by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a)(1) through 3(a)(5) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Section 3(a)(3) of the Act is applicable to Enron because Enron is "only incidentally" a holding company, as it currently is, and will remain, primarily engaged and interested in non-utility businesses, and will not derive a material part of its income from a public-utility company. Accordingly, Enron is entitled to an exemption from all the provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(3). In the alternative, Enron is also entitled to an exemption under
Section 3(a)(5) of the Act.

                  During the pendency of this application, Enron is entitled to an exemption pursuant to Section 3(c) of the Act. That section, in pertinent part, provides that: "The filing of an application in good faith under [Section 3(a)] by a person other than a registered holding company shall exempt the applicant from any obligation, duty, or liability imposed in this title upon the applicant as a holding company until the Commission has acted upon the application."

                  A.       Section 3(a)(3)

                  Enron satisfies the requirements for an exemption under
Section 3(a)(3) of the Act. That section directs the Commission:

                  [to] exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of [the Act], unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers, if such holding company is only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company and (A) not deriving, directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company, or (B) deriving a material part of its income from any one or more such subsidiary companies, if substantially all the outstanding securities of such companies are owned, directly or indirectly, by such holding company.

Of interest here, Section 3(a)(3)(A) provides an exemption for a holding company that is "only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company," where the holding company does not derive, "directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company."

                  Enron's interest in Portland General fits comfortably within the exemption provided by Section 3(a)(3)(A). Enron is primarily engaged and interested in its nonutility energy, water and communications businesses. Enron's acquisition of Portland General was designed to provide a strategic foothold in the deregulating utility industry. Its experience with Portland General has contributed positively to Enron's other nonutility businesses. Portland General is not a material subsidiary of Enron within the meaning of the Act and, finally, the proposed exemption will not be detrimental to investors or consumers.

                  1.       Enron is Only Incidentally a Holding Company.

                  Section 3(a)(3) was added to the text of the 1935 Act to accommodate companies such as Alcoa, which were "essentially industrial, generating power for their own use and selling the excess to the local community."(7) In this regard, the Commission has interpreted Section 3(a)(3) to require the showing of a nexus between the utility operations and the holding company's primary nonutility business. Over the years, the Commission's interpretation of "incidental" in the context of Section 3(a)(3) has tracked its then-current interpretation of similar language in Section 11(b)(1). Under that section, a registered holding company is generally limited to "such other businesses as are reasonably incidental, or economically necessary or appropriate" to the system's core utility operations. The Commission has read this provision to require an operating or "functional relationship" between the utility operations and the holding company's primary nonutility business.

                  Over the years, the test of "functional relationship" for registered holding companies has evolved from a requirement that the nonutility activity directly serve the needs of the operating utility to a more general concern that the proposed activity be in some way related, or not unrelated, to the larger energy business. To that end, the Commission has found that "certain activities are an integral part of the contemporary utility business."(8) These activities include the rendering of energy management services and demand-side management service; the brokering and marketing of energy commodities; the production, sale and distribution of thermal energy products; the sale of technical, operational, management and other similar kinds of services and expertise; the development, ownership and operation of "qualifying facilities" under PURPA; and, for gas registered companies, any activities involving the transportation or storage of natural gas and activities such as exploration, development, production, marketing and manufacture related to the supply of natural or manufactured gas.(9)

-----------
(7)
   Statement of Sen. Wheeler, 79 Cong. Rec. 8843 (1935); see also Hearings before the Committee on Interstate and Foreign Commerce, House of Representatives, on H.R. 5423, 74th Cong., 1st Sess. 2226 (citing the case of an industrial establishment that has a power plant of its own and distributes the power as a by-product).

(8)
   Exemption of Acquisition by Registered Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb.14, 1997).

(9)
   See Rule 58 under the Act.

                  Most recently, the Commission has authorized a registered coal-fired electric utility holding company to invest up to $800 million in natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, on the theory that such assets are related to the parent's energy marketing activities, and registered gas utility holding companies are permitted to acquire a long list of "energy-related companies" -- regardless of whether the acquired nonutility business directly serves the system's core utility operations.(10)

                  As noted above, Enron's affiliation with Portland General has given it insight and access to new business opportunities in the broader energy industry. For example, Portland General has leveraged its technical competencies into Enron's worldwide operations through projects such as generation, consulting, distribution engineering and due diligence for privatization. As Enron has built a platform for its integrated gas and electricity business in South America, Portland General has provided valuable expertise in evaluating regional electric distribution assets that complement Enron's strategy. The fact that Enron is now seeking to sell Portland General in response to changes in "the rapidly evolving competitive electricity market" does not affect the validity of the underlying functional relationship. Against this background, Enron is "only incidentally" a holding company, within the meaning of Commission precedent.

                  2. Enron will Not Derive a Material Part of its Income from Portland General

                  The further question, which is common to both Section 3(a)(3) and 3(a)(5), is the requirement that the holding company not derive "directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public utility company." Historically, the Commission has required that the utility operations be both small in a relative sense (i.e., not material), and small in an "absolute" sense.(11)

                  Concerning materiality, the Commission can consider a variety of measures in determining what is a material part of income. In practice, however, the Commission has generally relied on a comparison of gross revenues (the "gross-to-gross" test). AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20 1999). Although AES involved an exemption under Section 3(a)(5), the Commission explained, "Since the same language (`material part of its income') appears in all three exemptions involving relative size criteria of an applicant's public-utility subsidiaries, i.e., sections 3(a)(1), 3(a)(3) and 3(a)(5), it obviously makes sense to take a consistent approach to the interpretation of this language."

---------------
(10)
   American Electric Power Co., Holding Co. Act Release No. 26933 (Nov. 2,
1998).

(11)
   AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999).

                  The Commission in AES compared the relative size of the utility and the holding company post-merger, based on gross revenues, operating income and net assets (in $millions):

                                 AES & CILCO       CILCO         PERCENT
                                 -----------    -----------    -----------
Gross Revenues      1996            1,676            524           31%
                    1997            2,603            553           21%
                    1998            4,199            538           13%

Operating Income    1996              456             96           21%
                    1997              706            103           15%
                    1998            1,089             93            9%

Net Assets          1996            5,162          1,036           20%
                    1997           11,218          1,023            9%
                    1998           13,164          1,024            8%

In AES, the Commission found a subsidiary that contributed 10.35% of the holding company's adjusted revenues was not material for purposes of exemption under Section 3(a)(5).

                  In comparison, Portland General has contributed less than 4% of Enron's gross revenues for each of the two past years:


                                        1998                                      1999
                        -------------------------------------     -------------------------------------
                        Enron       Portland             %        Enron         Portland           %
                        -----        General           -----     ------          General         -----
                                 ---------------                             ---------------
                                 ($ in millions)                             ($ in millions)
Gross Revenues         31,260          1,176             3.8%     40,112          1,378            3.4%
Operating Income        1,378            200            14.5%        802(12)        190           23.7%
Assets                 29,350          3,162            10.8%     33,381          3,167            9.5%

---------------
(12)
   The operating income for Enron decreased for the fiscal year ended December 31, 1999 compared to the fiscal year ended December 31, 1998 for two principal reasons: (a) in 1999, Enron recognized a one-time charge of $441 million related to the impairment of its methyl tertiary butyl ether (or MTBE) facilities, in response to changes in market conditions and demand for MTBE and
(b) in 1999, more of Enron's earnings were recorded in "equity in earnings of unconsolidated equity affiliates" than in 1998 ($309 million compared to $97 million). These earnings represent similar kinds of activities to those included in operating income, but they are recorded by entities in which Enron owns directly or indirectly less than 50%, so Enron records only one line item for its share of their net income. In AES, the Commission found that a pro rata consolidation of financial data provided a more appropriate representation of the size of the system's utility business than the equity accounting required by generally accepted accounting principles. In this matter, if the $309 million recorded in "equity in earnings of unconsolidated equity affiliates" were included in operating income, Portland General's contribution to operating income would be reduced to 17.1%. Further, but for the MTBE write-off, which is a one-time event, Portland General would represent only 12.2% of Enron's 1999 operating income.

Accordingly, Portland General is not a material utility subsidiary within the meaning of Commission precedent.

                  3. The Proposed Exemption will Not be Detrimental to the Protected Interests.

                  Notwithstanding an applicant's compliance with the language of the statute, the Commission has discretion to deny an exemption if it finds the exemption "detrimental to the public interest or the interest of investors or consumers," the so-called "protected interests" under the Act. In this regard, the Commission in the past has imposed an additional condition that the utility operations of Section 3(a)(3)-exempt holding companies be "small in an absolute as well as a relative sense."(13) The limitation was imposed in early cases to address the situation in which "any public utility holding company could insulate itself from the Act by acquiring and holding the stocks of companies doing some business other than that of a retail utility business."(14) The Commission in AES stated that: "This approach is intended to ensure that the exemption is not available to a company with a large utility business and a total business that is predominantly nonutility in nature just because the nonutility holdings dwarf the utility operations."

                  It bears repeating that the Commission developed the absolute size standards in matters involving ownership of multiple public-utility companies formed prior to the Act which were sprawled across multiple states, some not subject to even minimal state regulation, and others which, by their nature, could not be the subject of effective regulation. In contrast, in the instant matter, the utility operations are confined to a single state.(15) Further, Enron currently qualifies for exemption as an intrastate holding company, an exemption that is premised on the state's ability to effectively regulate the utility operations within its borders. Accordingly, the considerations that led the Commission to apply a restrictive gloss to Sections 3(a)(3) and 3(a)(5) do not apply to this Application. Indeed, the intrastate size and scope of Portland General's utility operations reflect decades of effective regulation, not an absence of regulation.

---------------
(13)
   Electric Bond and Share Co., 33 S.E.C. 21 (1952), quoting Standard Oil Co., 10 S.E.C. 1122, 1129 (1942)

(14)
   Id.

(15)
   Cf. AES and Gaz Metropolitain, Inc. Holding Co. Act Release No. 26170 (Nov. 23, 1994) (granting exemptions under Section 3(a)(5) to holding companies with essentially intrastate operations).

                  Finally, the Commission in AES noted that the utility was "significantly larger" than the utility considered in the only other modern decision under Section 3(a)(5) (or 3(a)(3)).(16) The Commission nonetheless concluded that the utility in AES nonetheless met the "absolute size" standard because it was "significantly smaller," in terms of its impact (rather than its absolute size), than the utilities found to be impermissibly large in early decisions. In this matter, although Portland General is the largest investor-owned utility in Oregon, this analysis excludes BPA and other public power agencies and cooperatives. BPA is larger in all relevant respects than any of the investor-owned utilities in the Portland General region.(17) Further, Portland General is comparable to the utility at issue in AES in terms of the relative significance of the utility's revenues, assets and customers.(18)

         B.       Section 3(a)(5)

                  Briefly stated, Section 3(a)(5) of the Act provides an exemption where a holding company "is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public utility company."

                  There are only two modern decisions addressing the application of Section 3(a)(5). In its 1994 Gaz Metropolitain decision, the Commission granted an exemption to a Quebec corporation that acquired a Vermont gas utility company. More recently, in last summer's AES decision, the Commission granted the exemption to a U.S. independent power producer that acquired an Illinois electric and gas utility company. In that matter, the Commission stated that a request for exemption under Section 3(a)(5) raised three issues:

---------------
(16)
   See AES, citing Gaz Metropolitain, Inc. (revenues of $38 million). Portland General is smaller in absolute terms than the utility at issue in the pending filing by Chevron Corporation for an order under Section 3(a)(3) of the Act. See Chevron Corporation, Post-Effective Amendment No. 1 to SEC File No. 70-9553. Illinois Power Company, a combination gas and electric utility company, reported operating revenues of $1,903.2 million and net operating revenues of $1,125.8 million, for the year ended December 31, 1999. In comparison, Portland General had operating revenues of $1,378 million and net operating revenues of $740 million of the same period. While we recognize that the Commission has not yet acted on the Chevron request for exemption, we believe that this information is germane to our filing.

(17)
   BPA, which generates 46% of the electric power consumed in the region, owns one of the world's largest high-voltage transmission systems. BPA had operating revenues of $2,313 million in 1998.

(18)
   In 1997, for example, Portland General accounted for only 0.6% of total utility revenues of all utility companies, 0.5% of total assets for the same group, and 0.5% of total national utility customers. These rankings are slightly higher than those of CILCO, the utility at issue in AES, which represented
0.2%, 0.2% and 0.3% of national revenues, assets and customers respectively, but lower than those of Illinois Power Company, the utility at issue in the Chevron application, which represented 0.7%, 1.1% and 0.7% of the national totals.

                  First, it is necessary to examine the significance of the utility operations that AES will acquire to determine if they are small in a relative sense (i.e., not material). Second, we must consider whether they are small in an absolute sense. Finally, we must consider whether a company such as AES, that is not an essentially foreign public-utility holding company, can qualify for the exemption. We examine these issues in the context of the abuses that the Act was intended to address.

The first and second issues, concerning the relative and absolute size of the utility operations, have been discussed above. What remains is the application of Section 3(a)(5) to an entity such as Enron that is not "essentially foreign."

                  In AES, the Commission departed from earlier cases that had held that, in order to qualify for an exemption under Section 3(a)(5), an applicant must be a U.S. holding company with "essentially foreign utility operations."(19) The Commission explained:

                  . . . we do not, however, believe that it is necessary to limit the section 3(a)(5) exemption to a U.S. holding company whose operations are essentially foreign to achieve the policy objectives of the Act. On the facts of this matter, a grant of exemption is consistent with the underlying rationale of the exemption and the Act's legislative history (including subsequent amendments to the Act). Following the acquisition of CILCO, AES will be a U.S. holding company that is essentially engaged in utility businesses that Congress has determined should not be subject to regulation under the Act. Just as Congress determined that the public interest does not require regulation of public-utility holding companies whose utility operations are essentially foreign, except for a small domestic utility, the public interest does not require regulation of a U.S. holding company whose utility operations are exclusively exempt, except for a small domestic utility.

                  As in the case of AES, Enron is "a U.S. holding company that is essentially engaged in utility businesses that Congress has determined should not be subject to regulation under the Act." Although Enron is one of the world's largest energy providers, the vast majority of its activities, including energy trading (which does not fall within the definition of an electric or gas utility company), gas transportation (which is not included in the definition of a gas utility company) and the development of independent power projects (which are exempt as "QFs" under PURPA or as "exempt wholesale generators" or "foreign utility companies" under the Energy Policy Act of
1992), are utility businesses that Congress has determined should not be subject to regulation under the Act. It is appropriate, therefore, and consistent with the precedent for the Commission to grant Enron an exemption under Section 3(a)(5) of the Act.

---------------
(19)
   AES, citing Cities Service Co., 8 S.E.C. 318 (1940) and Electric Bond and Share.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

                  Enron is an affiliate of Portland General.

ITEM 4.  REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

                  Not applicable.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

                  Not applicable.

ITEM 5.  PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

                  It is requested that the Commission act on this matter in a timely manner, provided it is Enron's intention that this filing not delay the Commission's review of the Merger Application.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                  The Applicant states that (i) there should be a recommended decision by a hearing officer, (ii) there should be a recommended decision by any other responsible officer of the Commission, (iii) the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits

                  A        Opinion of Counsel (to be filed by amendment)

                  B        Proposed Notice

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C)in connection with the proposed transaction, also briefly state the reasons for that response.

                  The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

                  No federal agency has prepared or, to Enron's knowledge, is preparing an EIS with respect to the proposed transaction.


                                   SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicant and of the person signing on its behalf is restricted to the information contained in this application which is pertinent to the application of the respective company.


                                       ENRON CORP.


                                       By: /s/ JAMES V. DERRICK, JR.
                                          -------------------------------------
                                                James V. Derrick, Jr.
                                             Executive Vice President &
                                                   General Counsel


                                       Date:  April 12, 2000